Exhibit 4(g)

Amendment for IRA Retirement Plan

This Amendment is made a part of the Contract to which it is attached and is effective on the Contract Date.

This plan is intended to qualify as an IRA under section 408 of the Internal Revenue Code (“Code”) for tax favored status. At the request of the Owner, the terms and provisions of this Contract are amended by this Amendment to permit this Contract to qualify as an IRA. This Amendment is part of the attached Contract. Language contained in this Amendment referring to federal tax statues or rules is informational and instructional.

1.        This Contract is established for the exclusive benefit of the Owner and the Owner’s Beneficiary(ies).  Joint or Contingent Owners cannot be named under the Contract.

2.   The Owner of this Contract shall be the Annuitant.

3.        The entire interest of the Owner is non-forfeitable. The General Provisions are modified so that this Contract may not be transferred, sold, assigned, discounted or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose.

4.   No part of the Contract funds may be invested in life insurance contracts.

5.        Contributions - Contributions to this Contract must be paid in cash and, except in the case of a trustee-to-trustee transfer from another IRA or in the case of a qualified rollover contribution, may not exceed the maximum premium permitted under applicable provisions of the Code.

Contributions to a SEP - The annual contribution, or purchase payment, under a SEP may not exceed the amount permitted under section 408(j) and (k). The annual purchase payment under a Salary Reduction SEP (SARSEP) may not exceed the amount permitted under section 408(k)(6).

No contributions will be accepted under a SIMPLE IRA plan established by any employer pursuant to section 408(p). Also, no transfer or rollover of funds attributable to contributions made by a particular employer under its SIMPLE IRA plan will be accepted from a SIMPLE IRA, that is, an IRA used in conjunction with a SIMPLE IRA plan, prior to the expiration of the 2-year period beginning on the date the individual first participated in that employer’s SIMPLE IRA plan.

6.        Compensation - For purposes of this section, compensation means wages, salaries, professional fees, or other amounts derived from or received for personal service actually rendered (including, but not limited to commissions paid salespersons, compensation for services on the basis of a percentage of profits, commissions on insurance premiums, tips, and bonuses) and includes earned income, as defined in section 401(c)(2) (reduced by the deduction the self-employed individual takes for contributions made to a self employed retirement plan). For purposes of this definition, section 401(c)(2) shall be applied as if the term trade or business for purposes of section 1402 included service described in subsection (c)(6).

Compensation does not include amounts derived from or received as earnings or profits from property (including but not limited to, interest and dividends) or amounts not includible in gross income.

Compensation also does not include any amount received as a pension or annuity or as deferred compensation. The term “compensation” shall include any amount includible in the Owner’s gross income under section 71 with respect to a divorce or separation instrument described in subparagraph (A) of section 71(b)(2).

7.        Distributions - Notwithstanding any provision of this  Contract to the contrary, the distribution of an individual’s interest shall be made in accordance with the minimum distribution requirements of section 401(a)(9) including the incidental death benefit requirements of section 401(a)(9)(G) of the Code and the regulations thereunder.

(a)               The Owner must begin distributions by the Owner’s required beginning date, which is the April 1st following the calendar year in which the Owner reaches age 70½. For each succeeding year, a minimum distribution must be made on or before December 31. By the required beginning date, the Owner may elect to have the balance in the Contract distributed in one of the following forms: (1) a single sum payment of the cash surrender value; (2) equal or substantially equal payments over the life of the Owner; (3) equal or substantially equal payments over the lives of the Owner and his or her designated beneficiary; (4) equal or substantially equal payments over a specified period that may not be longer than the Owner’s life expectancy; (5) equal or substantially equal payments over a specific period that may not be longer than the joint life and last survivor life expectancy of the Owner and his or her designated beneficiary

(b)               If the Owner dies before his entire interest is distributed, the remaining interest will be distributed as follows: (1) If the Owner dies on or after the required beginning date, the entire remaining interest must be distributed at least as rapidly as the method of distribution used by the Owner; OR  (2) If the Owner dies before the required beginning date, the entire remaining interest must be distributed  within five years of the Owner’s death or as

AE-283	The Lincoln National Life Insurance Company

elected by the designated Beneficiary(ies) as follows:  in equal or substantially equal payments over the life or life expectancy of the designated Beneficiary(ies) commencing on or before December 31st of the calendar year immediately following the calendar year of the Owner’s death. If however, the Beneficiary is the Owner’s surviving spouse, then this distribution is not required to begin before December 31st of the year in which the Owner would have turned 70½.

(c)                If the designated Beneficiary of the Owner is the Owner’s surviving spouse, the spouse may treat the Contract as the spouse’s own IRA. This election will be deemed to have been made if the surviving spouse makes a rollover or other contribution into this Contract or if the surviving spouse has failed to satisfy one or more requirements described in (a) or (b) of this section.

If the Owner’s surviving spouse dies before distributions are required to begin under this section, the Owner’s surviving spouse will be treated as having elected to make the IRA his or her own IRA.

(d)         For purposes of this section, life expectancy is determined using the single life table in section 1.401(a)(9)-9 of the Income Tax Regulations based on the attained age of such Beneficiary during the calendar year in which distributions are required to commence pursuant to this section. Payments for any subsequent calendar year will be based on this life expectancy reduced by one for each calendar year, which has elapsed since the calendar year life expectancy was first calculated. Therefore, payments to such Beneficiary may not continue for life.

8.  If no purchase payments are received under the Contract for two full consecutive contract years and any paid-up annuity benefit arising from the purchase payments made prior to such two-year period is less than $20 a month, the Company may terminate the Contract by payment in cash of the then present value of the paid-up benefit to the Owner.

9.  The Owner agrees to provide the Company with information necessary for the Company to prepare any reports required under the Code, and under guidance published by the IRS.

10. The Company shall furnish to the Owner annual reports concerning the status of the annuity.

This Contract has been issued by the Company as an Individual Retirement Annuity Contract qualifying as such under section 408(b) and other applicable sections of the Code and regulations thereunder. To assure continuance of such qualification, it is agreed that the Company has the right and privilege at any time to amend this Contract in order to comply with changes in the Code, related regulations and published rulings.

Signed for The Lincoln National Life Insurance Company.

Secretary